SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                -----------------



                                 AMENDMENT NO. 8
                                   FORM 10SB/A



                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                                -----------------


                          Pursuant to Section 12(g) of
                       The Securities Exchange Act of 1934

                                MIND2MARKET, INC.
                                -----------------
             (Exact name of registrant as specified in its charter)



      Colorado                                                 (84-1361341)
      --------                                                 ------------
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization                            Identification No.)


1625 Abilene Dr., Broomfield, Colorado      80020
- --------------------------------------      -----
(Address of principal executive offices)    (Zip Code)

                                 (303) 438-9185
                                 --------------
               Registrant's telephone number, including area code


             Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                       Name of each exchange on which
to be so registered                       each class is to be registere

None                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

      Title of class

      Common $.001 Par Value

                                TABLE OF CONTENTS

                                                                      Sequential
                                                                        Page
                                     Part I

Item 1.           Description of Business .................                   1

Item 2.           Managements Discussion and Analysis                         15
                  or Plan of Operation.....................

Item 3.           Description of Properties ...............                   18

Item 4.           Security Ownership of Certain
                  Beneficial Owners and Management ......                     18

Item 5.           Directors and Executive Officers .......                    19

Item 6.           Executive Compensation .................                    21

Item 7.           Certain Relationships and Related
                  Transactions ...........................                    23

Item 8.           Description of Securities ...............                   23

                                     Part II

Item 1.           Market Price of and Dividends on
                  Registrants Common Equity and
                  Related Stockholder matters ............                    25

Item 2.           Legal Proceedings .......................                   25

Item 3.           Changes and Disagreements with Accountants on
                  Accounting and Financial Disclosure ....                    25

Item 4.           Recent Sales of Unregistered
                  Securities .............................                    25

Item 5.           Indemnification of Directors and
                  Officers ...............................                    26

                                    Part III
Financial Statements....................                              F-1 - F-11
Exhibit Index ......................                                          32
Signatures .........................                                          33

ITEM 1.  DESCRIPTION OF BUSINESS

      (a)  General Description and Development of Business.

      Mind2Market, Inc. (the "Registrant" or the "Company") was incorporated in Colorado in February, 1996, as NELX Marketing, Inc. In October 1996 shareholders approved a name change to Mind2Market, Inc.

                              THE COMPANY BUSINESS

     The company was formed as a Colorado Corporation in 1996 as NELX Marketing, Inc. It was formed as a wholly owned subsidiary corporation of NELX, Inc. It received limited capital of $11,500 from NELX, Inc. In October, 1996, NELX, Inc. agreed to divest the company. NELX, Inc. received 600,000 shares of NELX Marketing, Inc. stock and NELX, Inc. assigned all rights and privileges to two products to NELX Marketing, Inc. NELX Marketing, Inc. changed its name to Mind2Market, Inc. concurrent with the separation from NELX, Inc.

      The company was formed to develop, manufacture and market safety products. The initial product was obtained under a manufacturing and marketing license from Radarfind, Inc. and a royalty agreement with the original inventor of the product, Tony Mears. It is a Radar Beacon Emergency Signal Balloon which is a visual distress signal and an inflatable radar reflector that is lightweight and small enough to be worn by a person.

1.    Property and General Operations

General Operations: The Company's current operations are limited to planning marketing of products and are minimal at this time due to lack of capital.

      PRODUCTS DESCRIPTION
      The initial products that will be marketed are the Radar Beacon and the AeroLink distress signals. The products were conceived and patented by RadarFind, Inc. of Denver, Colorado. Radarfind, Inc. completed the initial development and testing of the aerodynamic balloon products for the outdoor land and marine markets and subsequently conveyed manufacturing and marketing rights to the company. The balloon in the products has a unique design which enables it to sustain its upward flight in very high winds. There are no other balloon products available capable of this flight performance. RadarFind, Inc. obtained patents and Mind2Market has licensed all development rights on the products under the manufacturing and marketing agreement. Since the company has no manufacturing capabilities, it will hire third party manufacturing.

      (b)  Parents and Subsidiaries: None

      (c)  Narrative Description of Business.

     The Company is a product marketing company. The first products the company is proposing to market are described as follows:

(1)      EMERGENCY SIGNAL BALLOON (RADAR BEACON)
      The Emergency Signal Balloon is a personal, portable locator device, designed to be deployed in emergency situations to assist in search and rescue efforts. The device consists of a lightweight tubular plastic case encompassing a folded 26" balloon, made of microfoil (microwave reflecting) material, with a fluorescent orange coating, string for tethering the balloon, a cylinder containing 2 cubic feet of helium, and a release valve which, when activated, fills the balloon and releases it into the air. The balloon is tethered to the case with 200 feet of line. The case is a round plastic tube 2" in diameter and is 11" in length, weighs approximately 15 ounces, and is made of a high impact plastic designed to be secured to a belt, equipment, or tethering device. The case may also be purchased with an optional water seal for the diving market. The balloon and its attached airfoil have been tested both in the atmosphere and in a major university wind tunnel. The balloon is capable of flying at an angle of 58 degrees in winds over 75 mph. The balloon has flown for sustained periods over ten days in atmospheric tests. The balloon is an inflatable radar reflector. The distance the balloon can be seen on radar depends on the type of radar and height of the balloon.

(2)   RADIO ANTENNA BALLOON (AEROLINK)
      The Radio Antenna Balloon has been developed to meet the need for a portable antenna to enhance signal transmission and receipt in remote areas and at sea. The unit is approximately 8" x 12" x 3" in size and weighs 2 lbs. 10 ounces. It is packaged in a handle-equipped plastic case for ease of transportation or can be carried in an optional fabric shoulder bag. Each unit contains two helium cylinders for multiple usage, a 36" microfoil balloon, a fill valve, and a removable hand cranked reel containing approximately 250 feet of antenna line. This reel has been designed with a built-in frequency adjuster for different radio bands and a lightning arrester that can be connected to an optional ground anchor for usage in bad weather. Also included in the case is the connector and coax cabling to permit emergency locator transmitter (ELT) or radio connections. The AeroLink Balloon is capable of sustained flight in winds over 75 mph for more than ten days. The balloon has been tested extensively by engineers in the Colorado State University wind tunnel and in actual adverse outdoor conditions. This balloon, with attached tail assembly, is also radar reflective. The distance the balloon can be seen on radar depends on the type of radar and height of the balloon. This product will be introduced to the market approximately 6-9 months after the initial introduction of the Radar Beacon.

                                    BUSINESS

      The Company will market safety products as its main business. The company has no manufacturing capabilities and will be reliant upon third party manufacturers for product supplies. The Radar Beacon and AeroLink products have been analyzed for their market potential and the market strategy for acquiring sales.

     The Company obtained rights to manufacture and market the two products by way of assignment from NELX, Inc. In September, 1995, NELX and Radarfind, Inc., a Colorado corporation, entered into an agreement whereby Radarfind assigned the exclusive rights to manufacture and market the products along with an irrevocable option for NELX to purchase the underlying patents owned by Radarfind for $50,000 subject to the payment by NELX of $150,000 of royalties to Radarfind for subsequent sales of the products. In lieu of payment of the $50,000 and the royalties, NELX issued 750,000 shares of its common stock to Radarfind in exchange for the exclusive manufacturing and marketing rights to the products. The 750,000 shares of NELX stock were issed as follows: 250,000 shares each to Messrs. Charles Powell and Arthur Mears, each of whom were officers and 33 1/3% shareholders of Radarfind at the time; and the remaining 250,000 shares were to be held in escrow for the remaining shareholders of Radarfind. In addition to the 250,000 shares of stock issued to Arthur Mears, the original patent holder of the product, NELX also agreed to pay Mears a royalty of $0.25 per unit sold of the product. NELX recorded the rights at $187,500, which was the market value of the NELX stock issued. After incorporating the Company, NELX was unable to raise sufficient funds to follow through with developing and marketing the products and in October 1996 transferred the rights to the subsidiary concurrent with the divestiture.

      Effective May 15, 1997, the Company and Radarfind entered into an agreement which will ultimately transfer the patents for the products referred to above from Radarfind to Mind2Market, Inc.. The Company will assume the obligation to pay the royalties of $150,000 ($1.00 per unit sold). Effective on May 15, 1997, the Company issued 250,000 shares of its common stock to be held in escrow for the benefit of Radarfind's shareholders other then Messrs. Powell and Mears. The 250,000 shares were recorded as additional cost of the manufacturing and marketing rights in the amount of $125,000 ($.50 per share, which was the price of shares issued for cash during the period). Upon final payment of the $150,000 royalties, the NELX shares held in escrow and the Company shares held in escrow will be distributed to the remaining shareholders of Radarfind, and Radarfind will be liquidated.

     MARKETING STRATEGY FOR RADAR BEACON

A.    Market Research
      For every outdoorsman, pilot, fisherman, boater, scuba diver, and for every family member and acquaintance familiar with these activities, news articles of "near-miss" encounters with disaster are real. Mind2Market has developed products geared toward safety and to prevent near-miss incidents from becoming real. The Radar Beacon is a visual distress signal with radar reflective capabilities to enhance a person's ability to be seen in a distressful situation. The Radar Beacon can aid people who enjoy outdoor activities such as hunting, hiking, cross country skiing and snowmobiling to be found in mountainous and back country regions where it is easy to become lost or injured. The Radar Beacon can also be useful to boaters who are disabled to signal other boaters in the area of their distress. It can also be used by people who have been in a boat that has sunk, whether they are in a life raft or physically in the water themselves. It provides a signal to other boats in the area, whether visually or by radar, they need assistance.

     The Company believes there are several large markets for the product due to the need for the product by every outdoors group. The need is becoming more apparent to everyone with the individual state legislators considering state laws to have individuals reimburse the state for a search and rescue operation. Many of the Western region states, including Colorado, have passed laws which require a person who was lost and was searched for by state funded search and rescue teams to reimburse certain expenses incurred during the search for the victim. The reimbursable expenses include costs such as: helicopter and airplane air time used in the search, ground vehicle expenses, rental time for aids used in the searches such as dogs and horses, and other reasonable expenses other than labor costs. The victim is required to reimburse the expenses if they have the means to pay the costs. Each state has differing definitions of "means to pay". Also, many states have established Search and Rescue (SAR) Funds to help pay certain expenses. These funds are developed by charging a fee on snowmobiles and other off-road vehicles at the time of registration. Other means to fund the SAR fund include a fee on hunting and fishing license, and the sale of a hiking permit. The permit is like an insurance policy to the holder. I they become lost and are a registered holder of a permit, their expenses are reimbursed from the SAR fund.

     As for the awareness of this of this to the public, all individuals who attend a hunter safety or outdoors safety training course are informed of the laws and the options made available to them from the instructors.

     Also, the Federal Government is requesting reimbursement of rescue operations conducted by the Coast Guard. In the Coast Guard annual report of operations, it provides a list of search and rescue operations conducted each year. As part of this table, it details the expenses for each operation and those expenses which were reimbursable searches.

     The company has prioritized which markets to pursue first. The management team has decided the boating market would be the first market. The decision was based on the scope of this market and the available sales channels through representatives that can be utilized without large staff and salary additions to the company. The need for the product is more realized by the individual who owns and operates a boat in areas where they venture to where they cannot see the shore line. Boaters often want all the tools available to them that would help them in a distressful situation. The company will stress the benefits of the Radar Beacon over the items currently available to them.

B.    Market Segments
The boating market can be segmented by the geographic regions and size of boats registered in the U.S. The largest concentration of registered motorized boats are in the following regions:

              GEOGRAPHIC AREA                 REGISTERED BOATS

      Florida                                 3.5 million

      Great Lakes                               4 million

      California                                2 million

      Northeast                                 1 million

      Missouri                                1/2 million

      The company believes boaters who are in ocean areas with boats over 21 feet and under 75 feet would be inclined to buy this product. These people are very safety conscious and realize a need to be seen as quickly as possible if their boat breaks down or sinks. The Company has attended several boating shows and conducted informal surveys of people attending these shows as to the type and size of boats they own and what is their likelihood of purchasing the company's product to confirm this. After returning from these shows, the Company has concluded from these surveys the perceived need of the market. With this information in mind, the company has surveyed the buying habits of this market to aid it in where to place the product for sale to the market. There were no cost for these surveys beyond the cost to attend the shows by company personnel.

      This market will mostly be the commercial and recreational boater. The commercial boater needs to be rescued quickly due to the number of people on board and the dependence on the boat for income. They will buy a product of this type because they see the need to be rescued quickly. They don't want to have to pay for a rescue, nor does they want to lose the income by waiting for a long period of time in a disabled boat or life rafts. The recreational boater has a fear of not being found once they lose sight of land. He will buy the product because he too doesn't want the added expense of a rescue or have his family exposed to a near miss disaster without the most advanced tools available to help them be found. Each group has indicated a strong desire for a product like this to us while we exhibited the product to them at various boat shows.

      Approximately 40% of the purchases by this market are bought at their local marina, with an additional 30% purchased through a boaters catalog. There are various boating catalogs that these people will purchase through, however the research indicates U.S. Boating and West Marine are the most used and respected. Other areas where purchases are made are sporting goods stores (10%), discount stores (10%) and mail order (3%).

C.    Market Strategy
      The potential of the boating market is great, however, factors must be considered. The product must be a quality product. It must be perceived as a product that can benefit the buyer when they need it. The development, research and testing work performed on this product has created a product that can be sold as a dependable product. One of the first avenues available to us to help sell this as a dependable product is the U.S. Coast Guard. The Company has demonstrated the product to various Coast Guard personnel in Florida, Maryland, and California. Prototype units of the product were left with the Coast Guard after the demonstrations. It is the policy of the Coast Guard that it cannot recommend or require a product not in production. Once the product is in full production, five (5) units will be given at no cost to the Coast Guard for final testing. It is the plan of the Company at the time testing is complete by the Coast Guard to ask them for an approval of the product and to place the product on the CG recommended list of safety products for boats. There is no assurance presently that the Coast Guard will conduct the testing on the product, nor that if they do, the tests will be successful. The Company will offer for sale the product to all federal government organizations through the GSA catalog. The Company believes this approval will aid in the marketing of the product to the marine market. The Company will have the approval stamped on the product and it's packaging and advertising.

      Pricing is another key element in the sale of the Radar Beacon. While the markets are concerned about a quality product, they are also concerned with price. The Company must price the product at what the market will bear. To help determine price, the Company looked at what other safety devices were selling for. The following table shows some comparable safety products:

            Product                             Typical Retail Price
      Compass                                   $35 to  $100

      Signal Mirror                             $10

      Flare Signal Kit                          $35 to  $225

      Flashlight                                $15 to  $40

      Emergency Strobe Signal Light             $45 to  $100

      Life Vest                                 $40 to  $150

      Emergency Position Indicating Beacon      $450 to $2200

      Radar Beacon Signal                       $150*

*The pricing for the product has not been totally established. Once the product has been finalized, all component costs can be established. A contract with Western Innovations, Inc. (WII) has been signed in which WII will be responsible for the procurement of all components, and the assembly and shipping of the product. In addition, WII will also provide certain administrative functions for the Company, including a offices and a customer support phone line. The Company will pay WII actual expenses for product components plus a fee for assembly, shipping and storage, and the administrative services. It is the intent of the Company to mark up the cost to the Company from WII an additional 40% to cover the Company's additional expenses and profit.

      From immediate responses the Company has obtained by attending various trade shows, it appears it will be a readily acceptable product. However, the Company intends to use as much free news release service as possible. A small 30 to 90 second demonstration of the product to be aired on the local news casts or an article in the local newspaper or area magazine would expose the product to the public.

     The Company has contacted many of the targeted areas for sales distributor support. The proposed distributor contract currently established by the Company is a standard contract developed by the Company. All distributors will be treated equally per the contract. The Company has sold and/or given several of the Radar Beacon products and sales literature to distributor candidates but does not have any distributors under contract at this time. The Company has an initial advertising budget and will allocate two dollars ($2.00) per unit sold for all forms of advertising in conjunction with the local distributors.

     The Company plans to contact many of the more respected periodicals to gain their new product release information and see if they would print feature articles. The feature article could center around the personal experience of the inventor, who was lost at sea during a diving expedition for several hours and how he has developed this new, state of the art SOS. Some of the periodicals to be considered for press releases and feature articles include: Northwest Magazine, Boat, Boat Journal, 38th Latitude, Cruising World, Great Lakes Sailor, Heartland Boating, Hot Boat, Southern Boating Magazine, Yachting, The Fisherman, Fishing World, Gulf coast Fisherman, The Maine Sportsman, Marlin, Outdoor Life, Salt Water Sportsman, The Diver, Pacific Diver, Undercurrent, and Northeast Outdoors. All the periodicals mentioned in this section have been contacted. The Company has received the new product introduction package from several of the periodicals mentioned and will fill out the forms and return them for inclusion when the product is ready for sale. There is no assurance that any periodical will ever publish any article or review of company product.



     D.  Distribution  Strategy
     The Company is currently establishing sales distributors for the Radar Beacon. With the extensive contacts provided by attending various trade shows, the Company has estimated that approximately ten (10) distributors must be obtained to gain total coverage of North America.

     Once a distributor has been placed under contract for a certain geographic area, he will receive promotional material provided by the Company. He must also provide an initial order for his immediate inventory and then meet the performance clauses agreed to in the contract. The Company will provide all necessary support to help the distributor get started, including a technical training session and sales strategy sessions in the sales reps office. Follow up sessions will be provided as needed. Also support to trade shows as technical reps will be provided by the Company. All area news releases the distributor may set up will be done by a company person.

      A chronological plan which is under way is as follows:

1)Prepare distributor packages and contact as many as possible from the contacts already established from the trade shows. Perform background checks on all possible distributor candidates and select the most suitable for each geographic region. Step 1 is currently in progress and the Company anticipates having at least 10 distributors under contract by the end of 2000. Cost: $10,000.

2) Prepare press releases and contact each publication individually for specific needs. Thrust will be aimed at national media, using free lance writers where possible. Special emphasis on inventor and management's perception of need and practicality. Prepared material will be coordinated so attention is centered on distributor for each area. Step 2 is currently in progress. The Company anticipates providing the materials to each periodical for inclusion in the next published issue to coordinate with the release of the product to market. A prepared article has been written by a writer dealing with the original inventors story and the Company's perceived need for the product. Cost: $5,000.

3) Contact National Public Radio for telephone interview with the inventor and other management personnel on products need and safety features. Step 3 will begin in conjunction with the release of the product. Cost: minimal.

4) Place the product in catalogs where appropriate. Step 4 is in progress. Several outdoor and marine product catalogs have been contacted for requirements to be included in their catalogs. Sample product will be sent for their testing and approval. A written advertisement, along with specification sheets and a picture of the product, will be submitted to the catalog companies. These companies will be contacted over the next year. Cost: $5,000.

5) Contact national associations to establish credibility of the product, and to get endorsements. Use these national association's newsletters and periodicals to market the product. Step 5 is in progress. Many search and rescue associations have been contacted and demonstrations are being scheduled. The Company anticipates this process will take about 2 years to contact all known associations, although it may be expedited by attending some of the associations trade shows and seminars. Cost: $20,000.

6) Work with the military to gain their approval of the product. Obtain an approval for sale to the military by establishing a GSA number and entering it in the GSA catalog. Establish military sales by direct contact to the Pentagon. Step 6 is in progress. Coast Guard and U.S. Navy demonstrations are being scheduled for the near future. A company has been hired by Mind2Market to handle all military sales. A GSA number application for the product has been submitted and it is anticipated the product will be included in the GSA catalog in 2001. Supplements to the GSA catalog are released at various times during the year and the Company anticipates being included in a supplement sometime in 2000. Cost:
$2,500.

        (2) Working Capital. The historical working capital needs of the Company
           ----------------
consist primarily of: research and development, product and market testing, manufacturing and marketing of products. The current estimated costs for each phase: R&D - $5,000; product and market testing - $10,000; manufacturing - $100,000; marketing - $100,000. Several avenues are being pursued at this time to acquire the necessary funding. The Company currently has $2,000 in cash as of the date of this registration statement. The Company is negotiating to obtain a loan in the amount of $250,000 from an investment banking firm to help defray these costs. In addition, upon receipt of committed orders the manufacturer, Western Innovation, has agreed to purchase on behalf of the Company, all components for the product up to $1,00,000 to help establish an inventory of units for sale.


        (3)  Dependence on a Single Customer or a Few Customers.
           --------------------------------------------------

        a)  Revenues - Products
        The Radar Beacon and AeroLink depend upon a large population base of boaters and outdoor enthusiast and is not tied to only a few customers. It is not limited to any geographic area and can be used anywhere in the world.

        b)  Client Services revenues - none

      (4)  Backlog  of  Orders.  The  company is  currently  negotiating  with a
           -------------------
distributor for an initial order for 10,000 units of Radar Beacon. There are currently no orders for sales at this time.

      (5)  Government Contracts.  None at this time.
           --------------------

      (6) Competitive Conditions. Currently, there are no other products similar
          ----------------------
to those of the company on the market. However, competitive products which already have a niche in the market include flare kits, signal mirrors, flash lights and strobes, Emergency Positioning Indicator Beacons (EPIRB), Global Positioning Systems, radar reflectors, and signal flags.

Registrant Sponsored Research and Development.  None.
- ---------------------------------------------

      (8)  Compliance with Environmental Laws and Regulations.
           --------------------------------------------------
      The operations of the Company are subject to local, state and federal laws and regulations governing environmental quality and pollution control pertaining to the handling and storage of the high pressure cylinders used in the product. To date, compliance with these regulations by the Company has had no material effect on the Company's operations, capital, earnings, or competitive position, and the cost of such compliance has not been material. The Company is unable to assess or predict at this time what effect additional regulations or legislation could have on its activities.

      (9) Number of Persons Employed. As of June 30, 2000, the Company has no
           --------------------------
employees.

Risk Factors
- ------------

      (1) Conflicts of Interest. Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they devote their attention. The Company currently has no full time employees, therefore all officers and directors of the Company are currently employed by other entities and are able to devote no more than 10% of their time to the Company business. It is not anticipated any of these current employers have any conflicts with the Company or its product. If funding becomes available, officers will be hired by the Company to conduct the business of the Company. Until that time, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the company. See "Management," and "Conflicts of Interest".

      (2) Need for Additional Financing. The Company has very limited funds, and such funds may not be adequate to carryout the business plan. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

      (3) Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

      In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and
Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

      Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

      (4) Lack of Operating History. The Company was formed in October, 1996 for the purpose of product marketing. The Company has no revenues. The Company is not profitable and the business effort is in start-up stage. The Company must be regarded as a new or start-up venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

      (5) No Assurance of Success or Profitability. There is no assurance that the Company will ever operate profitably. There is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

      (6) Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its operations. The Company's probable inability to diversify its activities into more that one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

      (7) Dependence upon Management. Limited Participation of Management. The Company currently has only two individuals who are serving as its officers and directors on a part time basis. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors. The Company may not conduct an acquisition in a matter that requires a shareholder vote or disclosure statement and therefore shareholders will not have the opportunity to vote on the transaction or examine the business and financials prior to an acquisition. If such an acquisition were to prove unprofitable, it could affect stock price and shareholder value.

      (8) Lack of Continuity in Management. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign subject to compliance with section 14f of the Securities Exchange Act of 1934. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

      (9) Indemnification of Officers and Directors. Colorado Revised Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

      (10) Director's Liability Limited. Colorado Revised Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors that otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

      (11) Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

      (12) Competition. Radar Beacon is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested. There is no known direct competition as far as other balloon signal devices are concerned by the Company at this time. There have been other balloon signal devices being developed and/or marketed in the past, but each of those products were abandoned by the companies or individuals working on them. There is indirect competition in the form of other signal devices currently on the market. These products include signal mirrors, flares, smoke emitting devices, flashlights and electronic devices. These products have been on the market for some time and have already established a market niche.

     (13) No Foreseeable Dividends. The Company has not paid dividends or its Common Stock and does not anticipate paying such dividends in the foreseeable future.

      (14) Loss of Control by Present Management and Stockholders. The Company may issue further shares as consideration for the cash or assets or services out of the Company's authorized but unissued Common Stock that would, upon issuance, represent a majority of the voting power and equity of the Company. The result of such an issuance would be that new stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such an occurrence would result in a greatly reduced percentage of ownership of the Company by its currents shareholders.

      (15) No Public Market Exists. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in the "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     (16) Rule 144 Sales. All of the outstanding shares of Common Stock held by present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 14 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale.

There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. Nonaffiliate shareholders holding 200,500 common shares of the Company have held their shares for two years and under Rule 144(K) are eligible to have freely tradable shares. A sale under rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS

      The information presented herein, should be read in conjunction with the Company's audited financial statements and related notes attached hereto.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company has no primary income source at this time. The company will receive revenues from the sale of the products. The Company has contracted with Western Innovation, Inc. (WII) of Aurora, Colorado to procure and store all components required for assembly, assemble the product, and package the units for shipment upon the Company's receipt of committed orders. WII will also provide shipping and mailing services for the product. Upon the Company's receipt of committed orders, Western Innovation, has agreed to purchase on behalf of the Company, all components for the product up to $1,000,000 to help establish an inventory of units for sale. For these services, the Company will pay actual costs of components plus a fixed fee for general and administrative service, overhead, and profit.The company completed a private offering of common stock at $0.50 per share which achieved $112,500 and which terminated April 30, 1999.

RESULTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 1999 AS COMPARED TO PRIOR YEAR 1998.

     The Company revenues (consisting of interest income) for the year ended December 31, 1999, were $46 and were $665 in 1998. The Company incurred expenses in 1999 of $99,904, the largest items of which were Director's fees, $41,000, amortization, $22,322, legal and accounting, $16,997, and research and development, $9,600. In 1998, the Company incurred $63,800 in expenses, the largest items being: amortization $22,322; and salaries and contract labor $15,900. The Company had a loss on operations in 1999 of ($99,858) and ($63,135) in 1998. The Company commenced business operations in February 1996 and expects a significant net loss from operations in 2000 resulting from costs of start up and developmental cost of products. The Company will continue to show losses resulting from the start up of operations, but may generate limited revenues from sales of Radar Beacon product.

RESULTS OF OPERATIONS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2000 AS COMPARED TO THE SAME PERIOD IN 1999.

     During the six month period in 2000 the Company incurred expenses of $17,027 which $11,161 went to amortization and $5,866 went to other costs. The details of the other costs in 2000 are: Bank Service Charges - $27, Depreciation
- - $4,140, Postage & Freight - $476,

Telephone - $138, Miscellaneous - $196, and Marketing $770. The Company had $284 revenues for the period in 2000 and $25 in the period in 1999. The loss on operations was ($17,027) for the period, or ($0.01) per share. In the same period in 1999, the Company incurred expenses of $17,253, which $11,161 went to amortization, $6,092 went to other costs. The details of the other costs in 1999 are: Bank Service Charges - $81, Depreciation - $4,108, Postage & Freight -
$492, Telephone - $272, Miscellaneous - $289, Marketing $250, and legal and accounting $600. The loss on operations in 1999 was $(17,228) for the period or ($0.01) per share.

      The Company operating expenses should be expected to increase significantly as it attempts to commence marketing of initial product for sale. As the Company begins the sale of its product, there will be costs incurred for product inventory, sales literature, sales calls, advertising of the product, trade show expenditures, and other types of costs that will be incurred to sell the product. Further it will need capital for purchase of product from a contract manufacturer, which will be significant.

      At this time, the Company is dependent upon private placements or loans for future operations and funding. Therefore it will have to either borrow money, if possible, or raise funds through subsequent public or private offerings to continue operations until when, or if, it ever develops sufficient revenue from its assets to maintain operations. If such revenues are not generated, or investors not found the Company will be forced to develop another line of business, or to finance its operations through borrowed funds, the sale of assets it has, or enter into the sale of stock for additional capital none of which may be feasible when needed. The Company has no management ability, and no financial resources or plans to enter any other business as of this date although the Company will be open to suggestion and opportunity.

LIQUIDITY

     The Company expects that its need for liquidity will increase for the coming year due to its anticipation of expending funds to advertise and market its existing products and the development of additional product lines. The Company is seeking additional capital to market the product. Several avenues are being pursued at this time to acquire the necessary funding. The estimated costs for each phase: R&D - $5,000; product and market testing - $10,000; manufacturing - $100,000; marketing - $100,000. The Company is currently negotiating a loan with an investment banking firm for $250,000. The terms of the loan are repayment in 4 years at 12% interest, no payments with interest accrual for the first year and quarterly payments beginning at the end of year
1. In addition, the lenders of the loan shall receive a warrant to purchase 250,000 shares of common stock in the Company at $3.00 per share for a period of 5 years from the date of the Note. The loan may not be finalized until orders for product are received.

      Short Term.
      ----------

      On a short term basis, the Company does not generate revenue sufficient to cover operations. Based on prior experience, the Company believes it will continue to have insufficient revenue to satisfy current and recurring liabilities as it seeks to develop and market its products. For short term needs the Company will be dependent on receipt, if any, of private placement proceeds.

      The Company's current assets $19,143 at December 31, 1999, were exceeded by its current liabilities, $25,821.

      Long Term.
      ---------

      As of December 31, 1999, the Company has a note payable to existing principals of the Company of $80,946 used to finance the start-up operations. It has additional accounts payable of $11,700 for R&D and initial marketing expenses on the Radar Beacon product. The Company also has a $50,000 royalty due to certain shareholders as product is sold. The royalty is based upon the sale of the product. In the royalty agreement with these shareholders, it states the shareholders will receive $3.00 for each unit sold until the debt is repaid. If no units are ever sold, the $50,000 will never be repaid.

CAPITAL RESOURCES

      The primary capital resources of the Company are its common stock.

      As of the date of the registration statement, the Company has no material commitments for capital expenditures within the next year, however if sales are commenced, substantial capital will be needed to pay for manufactured product.

      Cash Flows:
      ----------

      The Company has achieved no revenues to date.

      Need for Additional Financing. The Company does not have capital sufficient to meet the Company's cash needs, or to commence business, including the costs of compliance with the continuing reports requirements of the Securities Exchange Act of 1934. The Company will have to seek loans or equity placements to cover such cash needs. There is no assurance, however, that without funds it will ultimately allow registrant to commence sales and marketing. Once marketing commences, the Company's needs for additional financing are likely to increase substantially.

      No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses as they may be incurred.

      Irrespective of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

      Year 2000 Issues. Year 2000 problems result primarily from the inability of some computer software to properly store, recall, or use data after December 31, 1999. These problems may affect many computers and other devices that contain embedded computer chips. The Company's operations, however, do not rely on information technology (IT) systems. Accordingly, the Company does not believe it will be material affected by Year 2000 problems.

      The Company relies on non-IT systems that may suffer from Year 2000 problems, including telephone systems and facsimile and other office machines. Moreover, the Company relies on third-parties that may suffer from Year 2000 problems that could affect the Company's operations, including banks, oil field operators, and utilities. In light of the Company's substantially reduced operations, the Company does not believe that such non-IT systems or third-party Year 2000 problems will affect the Company in a manner that is different or more industry generally. Consequently, the Company does not currently intend to conduct a readiness assessment of Year 2000 problems or to develop a detailed contingency plan with respect to Year 2000 problems that may affect the Company.

ITEM 3.  DESCRIPTION OF PROPERTIES

      (a)  Real Estate. None

      (b)  Title to properties. None.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF JUNE 30, 2000.

      (a) Beneficial owners of five percent (5) or greater,  of the Registrant's
Common  Stock.   (No  Preferred  Stock  is  outstanding  at  June 30, 2000.)

      The following sets forth information with respect to ownership by holders of more than five percent (5%) of the Company's Common Stock known by the
Company:

   Title   Name and address of Beneficial   Amount of    Percent    Percent
    of                  Owner              Beneficial       of      Voting
   Class                                    Interest      Equity     Class
- ---------  ----------------------------  ------------  ----------- -----------
Common     Ronald Powell                  1,020,000    30.2%       30.2%
           Broomfield, CO

Common     Ray W. Williams                617,500      18.3%       18.3%
           Rancho Santa Fe, CA

Common     NELX, Inc. (beneficially       600,000      17.7%       17.7%
           controlled by Charles Stout)
           Wheat Ridge, CO

Common     Catherine Williams             375,000      11.1%       11.1%
           Broomfield, CO

(b) The following sets forth information with respect to the Company's Common and Preferred Stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group as of June 30, 2000.

      Title       Name of                             Amount and        Percent
        of        Beneficial                          Nature of         of
      Class       Owner                               Beneficial        Equity
      -----       -----                               Ownership         -------
                                                      ---------

Common Stock    Ronald Powell, President and Director     1,020,000         30%

Common Stock    William Boyer, Director                      20,000        0.6%

Common Stock    Jerry Jernigan, Director(resigned
                August 2000)                                 50,000        1.5%

Common Stock    Stuart M. Novak, Director                    20,000        0.6%
                                                           --------------------
                Officers and Directors as a Group         1,110,000       32.7%

The company does not expect that the resignation of Mr. Jernigan will have any significant impact on the operations of the company, since his participation in operations was very limited.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

      (a) The following table furnishes the information concerning the directors of the Company as of June 30, 2000. The directors of the Company are elected every year and serve until their successors are elected and qualify.

Name                          Age               Title
- ----                          ---               -----
Ronald Powell                 44                President, Director

Bill Boyer                    46                Director

Stuart M. Novak               58                Director/Secretary

Jerry Jernigan                57                Director (resigned August 2000)

      The term of office for each director is one (1) year, or until his/her successor is elected at the Company's annual meeting and qualified. The term of office for each officer of the Company is at the pleasure of the board of directors.

      The board of directors has no nominating, auditing committee or a compensation committee. Therefore, the selection of person or election to the board of directors was neither independently made nor negotiated at arm's length.

      (c)  Identification of Certain Significant Employees.

      There are no employees other than the executive officers disclosed above who make, or are expected to make, significant contributions to the business of the Company.

      (d)  Family Relationships. None.

      (e)  Business Experience.

      The following is a brief account of the business experience during the past five years of each director and executive officer of the Company, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

                                   MANAGEMENT

CHARLES R. (Ron) POWELL
      Mr. Powell is a President, Director and a principal shareholder of Mind2Market, Inc. since 1996. While earning a degree in Business Administration from Regis University (1997), Mr. Powell worked for Rockwell, International from 1983 till 1990 at the Rocky Flats Nuclear Weapons Site on a national defense contract. Mr. Powell earned a certified Project Manager degree and worked as a Project Manager with EG&G, Inc. at the Rocky Flats Environmental Cleanup Site from 1990 till 1995, with responsibilities for design and construction on projects ranging from $2 to $50 million dollars. He currently serves as a project management consultant and trainer for Monks Associates, Inc. He has served as the product manager for the products and has been responsible for the management of the company finance and administrative functions.

JERRY JERNIGAN
      Mr. Jernigan is a Director of the company and a shareholder since 1997. He is an experienced business person with over 25 years of business ownership. He is currently the owner of Western Innovations in Aurora, CO. since 1977. He has also served as shop foreman and engineering manager of several production facilities. He holds a Mechanical Engineering degree from the University of Florida. He has been instrumental in the final development and testing of the company's current products. (Mr. Jernigan resigned in August 2000.)

WILLIAM J. BOYER
      Mr. Boyer is a Director of the company since 1997. He has over 25 years experience in sales, marketing and general business. His experience includes start-up business development, financing and organization. He is founder and currently the President and Director of Apparatus Sales, Inc., a computer hardware and software company selling direct to government organizations since 1991. He also has experience in oil and gas businesses from serving as COO of Peak Pipe & Supply Company from 1988 to 1991 and serving as President of Associated Pipe and Supply from 1974 to 1986. Mr. Boyer gained international sales and import/ export experience from his ownership of Boyer Imports from 1986 to 1988. His experience also includes dealings with banking institutions and securities business. He also has a background in real estate, construction, and computer businesses.

STUART M. (Mike) NOVAK
     Mr. Novak is a Director of the company since 1997. Mr. Novak has more than 25 years of highly successful senior management experience in both ongoing and start-up entities as well as a distinguished service as a commissioned officer in the U.S. Navy. He received a Naval Engineer's degree (a professional post masters degree) as well as an MS degree in management from the Massachusetts

Institute of Technology in 1971. In 1964 he received a BS in Engineering, from the US Naval Academy. He served as Chairman of Acclaim Mortgage, Inc. (3/97-8/98) and founded and operated Resource Funding Group, Inc. 1998 - 2000, a residential and commercial mortgage brokerage. He was President of Rader Railcar, Inc. (11/94 - 1/97). He was instrumental in the acquisition of a $65 million contract and put in place systems, procedures, and managed day to day operations.

After leaving active duty in the US Navy in 1975, he has worked in the marine industry in executive, operations, major project management, operations and engineering. He was Director Marine Operations and Consultant while at Farrell Lines Inc. (8/93-11/94). He was President and Chief Executive Officer of The American Ship Building Company and Tampa Shipyards Inc. (6/92-7/93), a NYSE company. As founder and President of Royal Hawaiian Cruise Line, Inc. ( 7/90-7/92) he developed a new, U.S. flag cruise company and developed a detailed plan for its start up and operations, including initial capitalization. At Cunard Line Ltd. (2/81-7/90) as a Senior Vice President, Mr. Novak directed operations for a fleet of five passenger vessels and 2500 personnel.

His active duty in the US Navy (6/64-6/75) included sea and shore assignments, Command, Chief Engineer and a tour of duty in Vietnam. He received various decorations including the Purple Heart and the Navy Commendation Medal. He
served in the US Naval reserve attaining the rank of Captain, completing 28 years of service.

Directors Compensation

      Each member of the Board of Directors of the Company receives $300 compensation for each meeting attended plus reasonable outside travel expenses for each Board meeting he or she attends and for each Committee meeting he attends during the fiscal year.

ITEM 6.   EXECUTIVE COMPENSATION

The Company accrued a total of $15,900 compensation to the executive officers as a group for services rendered to the Company in all capacities during the 1998 fiscal year. There was no compensation paid or accured during 1999.

      There are no existing employment contracts with the officers of the Company.

SUMMARY COMPENSATION TABLE OF EXECUTIVES

                              Annual Compensation              Awards
================================================================================
Name and     Year     Salary ($) Bonus    Other Annual    Restricted  Securities
Principal                        ($)      Compensation    Stock       Underlying
Position                                  ($)             Award(s)      Options/
                                                          ($)           SARs (#)
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
Ron          1996        0          0        0               0             0
Powell,
President
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
             1997        0
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
             1998        0

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
Ray          1996        10,000     0        0               0             0
Williams,
Secretary
(Resigned May 2000)
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
             1997        28,679
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
             1998        15,900*
================================================================================
      *Accured

Total compensation for officers and directors:

1998 - $15,900          1997 - $28,679          1996 - $10,000

Option/SAR Grants Table (None)

Aggregated  Option/SAR  Exercises in Last Fiscal Year an FY-End Option/SAR value
(None)

Long Term Incentive Plans - Awards in Last Fiscal Year (None)

DIRECTOR COMPENSATION FOR LAST FISCAL YEAR

1. There was no director compensation for last fiscal year. Issuance of common stock for services is being negotiated by the Board members at this time. There is no awards committee for the Company at this time.

KEY EMPLOYEES STOCK COMPENSATION PLAN:

      The Company has not adopted a stock  compensation  plan at this time.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     During 1998, the Company received loans from five individuals totaling $50,000 for the purpose of providing funds for production setup of one of the Company's products. Jerry Jernigan, a director (until August 2000), loaned $15,000 of the $50,000 in loans and received 30,000 shares. As additional consideration for the loans, the Company issued 100,000 shares of its common stock to the individuals, and agreed to repay the loans at a rate of $3.00 per unit of product sold for the first 16,667 units sold, then the payment will be reduced to $1.00 per unit for the next 50,000 units sold. The total payments will aggregate $100,000, or twice the original amount of the loans. The 100,000 shares of stock were valued at $0.50 per share (representing the price at which shares were sold by the Company for cash during the year), and the resulting $50,000 was recorded as prepaid loan costs.

     In addition, the principal stockholders (Mr. Williams and Mr. Powell) have loaned to the Company an additional $91,693 through June 30, 2000 to maintain Company operations. These loans are unsecured, non-interest bearing notes due and payable on January 2, 2002.

     Ronald Powell is the same person as Charles R. Powell of Radarfind. The full name of this individual is Charles Ronald Powell. Mr. Powell is also a principal in Mountain Share Transfer, Inc., the stock transfer agent for the Company. No compensation has been paid to Mountain Share Transfer by the Company, to date, and none has accrued.

ITEM 8.  DESCRIPTION OF SECURITIES TO BE REGISTERED

      The Company is presently authorized to issue fifty million (50,000,000) shares of its $.0001 par value common shares and five million (5,000,000) shares of preferred stock $.10 par value in such classes as the Board may determine. A total of 3,381,600 common shares are issued and outstanding. No shares of any class of preferred stock is outstanding.

Common Shares
- -------------

      All shares, when issued, will be fully paid and non-assessable. All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholders' meetings may be called by the officers or director, or upon the request of holders of at least one-tenth (1/10th) of the outstanding shares. Holders of shares are entitled to one vote at any shareholders' meeting for each share they own as of the record date fixed by the board of directors. There is no quorum requirement for shareholders' meetings. Therefore, a vote of the majority of the shares represented at a meeting will govern even if this is substantially less than a majority of the shares outstanding. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to the Company's Articles of Incorporation and its By-Laws as well as to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that the By-Laws may be amended by the board of directors without notice to the shareholders. The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) of the shares voting for election of directors may not elect all the directors if they choose to do so. In each event, the holders of the remaining shares aggregating less than fifty percent (50%) will not be able to elect directors.

      Preferred Stock. The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of preferred stock. The Board of Directors of the Company is authorized to issued the preferred stock from time to time in classes and series and is further authorized to establish such classes and series, to fix and determine the variations in the relative rights and preferences as between the conversion of preferred stock into Common Stock. No Preferred Stock has been issued by the Company. Preferred stock may be utilized in making acquisitions.

     Shareholders. Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

      No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon. Under Colorado laws, no lock up agreement is required regarding the Company's shares as it might relate to an acquisition.

     Transfer Agent. The Company has engaged Mountain Share Transfer, Inc., 1625 Abilene Drive, Broomfield, CO 80020 as its transfer agent. Mr. Ronald Powell is a principal in the Transfer Agency. The Company recently contracted with Mountain Share Transfer, Inc. to perform transfer services and has not paid MST for any services to date.

      Reports to Stockholders. The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements uadited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                     PART II

ITEM 1.  (a)  MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS COMMON
                 EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company at June 30, 2000 had 23 shareholders. The Company's common stock is not presently traded on any "Over-the-Counter" market and no dividends have been paid to shareholders to date. If it is ever approved for trading by NASD Market Regulation, Inc., it may trade on the OTC Bulletin Board or on the "Pink Sheets". No assurance can be made that any trading market will ever develop or that trading will be approved. No assurance can be made that any dividends will ever be paid to shareholders.


ITEM 2.  LEGAL PROCEEDINGS

      The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

      No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      None.

ITEM 4.  FINANCIAL STATEMENTS AND EXHIBITS

      The following documents are filed as a part of this report:


      1)  Financial Statements:  Pages F-1 through F-11.


      2)  Financial Statement Schedules:  None

      3)  SB Exhibits:   Articles, Amendment to Articles, By-Laws.

      4)  Supplemental Oil and Gas Information - None.

ITEM 5.  RECENT SALES OF UNREGISTERED SECURITIES

      Since October, 1996, the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


                           ISSUE           # OF             PRICE/  TOTAL
          NAME             DATE            SHARES           SHARE  CONSIDERATION

Ray Williams                10/15/96        1,000,000       $0.001  $1,000
12270 Cherrywood St.            (2) (3)
Broomfield, CO 80020
                            12/23/99           20,000        $.41   Services Rendered


Ronald Powell               10/15/96        1,000,000       $0.001  $1,000
1625 Abilene Dr.                (2) (3)
Broomfield, CO 80020
                            12/23/99           20,000        $.41   Services Rendered


John Brinkman               05/28/97           20,000       $0.50   $10,000
1391 Carr St., Ste. 209         (2) (4)
Lakewood, CO 80215          10/04/98           10,000       $0.50   $ 5,000
                            10/04/98           40,000       $0.25   $10,000


James R. and
Jane K.Walsh, Trust         05/28/97            2,000       $0.50    $1,000
638 N. Hickory St.              (1)
Arlington Heights, IL 60004

David S. Losapio            05/28/97            6,000       $0.50    $3,000
509 Richards Lake Rd.           (1)
Ft. Collins, CO 80524

Robert Monks                05/28/97           10,000       $0.50    $5,000
1160 Detroit St.                (1)
Denver, CO 80203

Galt Investment Club        05/28/97            5,000       $0.50    $2,500
1888 Sherman St., Suite 780     (1)
Denver, CO 80203

                                       26


Rodney Jackson              08/25/97            5,000       $0.25    $1,250
3702 W. 99th Ave.               (1) (5)
Westminster, CO 80030
                            11/12/98           40,000       $0.25   $10,000



NELX, Inc.                  10/15/96          600,000        $.016   $10,000
Route #1, Box 4IJ               (2)
Bridgeport, WV 26330

Brian V. Walker             10/15/96           15,000       $0.001   Startup Services
505 S. Hunt Club Rd             (1)                                  Rendered
Gurnee, IL 60031

Stella C. Dempsey           10/15/96           50,000       $0.001   Startup Services
325 Hale                        (1)                                  Rendered
Palo Alto, CA 94301


Mike Littman                08/25/97           50,000       $0.50   Legal Services
7609 Ralston Rd                 (1)(6)                              Rendered
Arvada, CO 80002
                            12/23/99           25,000       $0.41   Legal Services
                                                                    Rendered


Radarfind, Inc.             05/15/97          250,000       $0.50   Marketing Agreement
1625 Abilene Dr.                (2)                                 @ par value
Broomfield, CO 80020


Jerry Jernigan               04/13/98          20,000       $0.50   As Additional
15508 E. 19th St.               (2)(7)                              Consideration for
Aurora, CO 80011                                                    Loan

                              4/01/99          10,000       $0.50   Cash

                             12/23/99          20,000       $0.41   For services as
                                                                    Director


                                       27

Bill Kellog                 04/13/98        20,000          $0.50   As Additional
15508 E. 19th St.               (1)                                 Consideraton for
Aurora, CO 80011                                                    Loan

Bill Johnson                04/13/98        20,000          $0.50   As Additional
15508 E. 19th St.               (1)                                 Consideration for
Aurora, CO 80011                                                    Loan

David Lancaster             04/13/98        15,000          $0.50   As Additional
5335 S. Cody St                 (1)                                 Consideration
Littleton, CO 80123                                                 Loan

Donald Lancaster            04/13/98        15,000          $0.50   As Additional
5335 S.Cody St.                 (1)                                 Consideration for
Littleton, CO 80123                                                 Loan

Eugene Pendery              04/13/98        10,000          $0.50   As Additional
2331 W. Hampden                 (1)                                 Consideration for
Unit 148                                                            Loan
Englewood, CO

Ronald & Niki Knapp        04/30/98          5,000          $0.50   $2,500
1613 Ashcroft Ct.
Longmont, CO 80501

Kymberly Ford               05/19/98         2,000          $0.50   $1,000
21314 CR 1`5-21                 (1)
Elbert, CO 80106


Orval Neuschwanger          10/04/98        16,600          $0.25   Shares Issued
3135 W. 134th Ct.               (2)                                 for Engineering
Broomfield, CO 80020                                                Services

John P. and
Connie L. Chavez             4/14/99        20,000          $0.50   $10,000
7409 S. Alkire St. #206         (1)
Littleton, CO  80127

Mike Novak                   12/23/99       20,000          $0.41   BOD Member
300 Elliott Ave. W.                                                 Issued for services
Seattle, WA  98119                                                  as a Board of
                                                                    Director member

William Boyer                12/23/99       20,000          $0.41   BOD Member
3975 Pierson St                                                     Issued for services
Wheat Ridge, CO  80033                                              as a Board of
                                                                    Director member

                                       28

(1) Each of these sales denoted (1) Rule 504, Regulation D of above was made for cash or services as listed, and such of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended.

(2) Each of the issuances denoted (2) above was made in reliance upon Section 4(2) of the Securities Act of 1933, and the exemption from registration therein contained.


(3) Powell and Williams received 1,000,000 shares each at Company startup. In 1999, they received an additional 20,000 shares each at $0.41 per share for Board of Director service in 1999.


(4) Mr. Brinkman purchased 20,000 shares in 1997 at $0.50 per share. In 1998, he purchased an additional 10,000 shares at $0.50 and loaned the Company $10,000. The terms of the note included a conversion of the loan principal to stock at $0.25 per share, which he exercised immediately.

(5) Mr. Jackson purchased 5,000 shares in 1997 at $0.50 per share. In 1998, he loaned the Company an additional $10,000. The terms of the note included a conversion of the loan principal to stock at $0.25 per share, which he exercised immediately.

(6) Mr. Littman performed legal services during startup and continuing until present time. He was issued 50,000 shares at $0.50 per share in 1997 and was issued 25,000 shares at $0.41 per share in 1999. The value was reduced in 1999 to $0.41 at the same price as the Board of Directors shares issued in 1999 for services.

(7) Mr. Jernigan received shares as part of a loan to the Company in 1998 as disclosed in the audited financial statements (Note B). In 1999, he purchased an additional 10,000 shares at $0.50 and received 20,000 shares at $0.41 per share as payment for being a Board of Director.

Based upon Subscription Agreements completed by each of the Subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid. All shareholders in the Company are personal friends, family, contacts and business acquaintances of officers, directors and principals.


     The Company has from time to time, issued shares at a vast disparity in prices as compared to the temporally near other sales or issuances of shares. For instance, the Company has issued shares at $.50 per share sale price in 1998 and allowed a contemporaneous conversion of debt to shares at $.25 per share. The Company has at other times issued shares at different prices (lower) than the immediately preceding sales, based upon many factors, including but not limited to, need for cash capital, need to obtain services without payment of cash, compensation when cash was not available, and the need to convert debt into equity, due to lack of cash capital. There is no assurance that the Company will not make additional issuances in the future at prices in significant disparity of other recent sales of stock, based upon existing factors, from which the Board must make a business judgment.



ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Colorado Statutes and Company By-Laws offer protection by way of indemnification to any officer, director or employee of the Company. The indemnification extends to expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the party acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and with respect to any criminal proceeding if the party had no reasonable cause to believe the conduct was unlawful.

      The general effect of the above indemnification provisions allow the employees, directors, and officers of the Company to function and engage in the day to day business activities of the Company knowing the Company will offer protection against the threat or event of litigation subject to the limitations that said individual must exercise good faith and reasonableness.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 or Securities Exchange Act of 1934 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                   FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

                          INDEX TO FINANCIAL STATEMENTS
                            AND SUPPORTING SCHEDULES

                                                                  Page

Report of Independent Public Accountants                               F-1- F-11

I.  Financial Statements:
      Balance Sheets, Dec. 31, 1999 and June 30, 2000                  F-2

      Statement of Operations Years Ended December 31, 1999
      And 1998, Six Month Periods Ended  June  30, 2000
      And 1999,  and the Period From February 15, 1996 (Inception)
      To June 30, 1999                                                 F-3

      Statement of Stockholders'  Equity Years Ended December 31, 1999
      And 1998, Six Month Periods Ended  June 30, 2000
      And the Period From February 15, 1996 (Inception)
      To June 30, 2000                                                 F-4

      Statement of Cash Flows Years Ended December 31, 1999
      And 1998, Six Month Periods Ended  June  30, 2000
      And 1999,  and the Period From February 15, 1996 (Inception)
      To June 30, 2000                                                 F-5



      Notes to Financial Statements                                    F-6- F-11

                                      INDEX

                                   SB EXHIBITS


3.0         *Articles
3.1         *Amendment to Articles
3.2         *By-Laws
10.0        *Material Contracts - License Agreement
10.2        *Western Innovations - Agreement
10.3        *Sales Commission Agreement
24.1        *Consent of Accountant



*Previously filed

                                  SIGNATURES:

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DATED: February 12, 2001


                                          Mind2Market, INC.



                                       by:/s/Charles R. Powell
                                             Charles R. Powell, President


                                          Directors:


                                          /s/Charles R. Powell
                                             Charles R. Powell

                                          /s/Douglas Deckert
                                             Douglas Deckert

                                          /s/Stuart M. Novak
                                             Stuart M. Novak

                                          /s/Charles Jacobsen
                                             Charles Jacobsen

                                          /s/James R. Clark
                                             James R. Clark

                                VAN DORN & BOSSI
                             1966 13th Street, #250
                               Boulder, CO 80302
                                 (303) 443-9599



                      INDEPENDENT AUDITOR'S REPORT



Board of Directors
Mind2Market, Inc.

We have audited the accompanying balance sheet of Mind2Market, Inc. (a development stage company) as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the two years then ended and the period from February 15, 1996 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mind2Market, Inc. as of December 31, 1999, and the results of its operations and cash flows for the two years then ended and the period from February 15, 1996 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred a net loss for the period from February 15, 1996 (inception) to June 30, 2000 aggregating $365,694 and incurred a loss of $99,858 for the year ended December 31, 1999. The Company has a working capital deficiency at December 31, 1999 of $6,678. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are described in Note D to the financial statements. The financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.


Certified Public Accountants
/s/Van Dorn & Bossi


Boulder, Colorado
August 7, 2000



                                                   Mind2Market, Inc.
                                                    BALANCE SHEETS
                                             (A Development Stage Company)

                                                                                       DECEMBER 31,        JUNE 30,
                                                                                           1999              2,000
- ------------------------------------------------------------------------------------------------------------------------
                                                ASSETS                                                    (UNAUDITED)

CURRENT ASSETS:
Cash in banks                                                                                   $1,336             $262
Inventory                                                                                       17,807           19,912
                                                                                    ------------------- ----------------

             Total current assets                                                               19,143           20,174

Equipment                                                                                       41,270           42,801
Less accumulated depreciation                                                                  (14,877)         (19,016)
                                                                                    ------------------- ----------------

             Net  equipment                                                                     26,393           23,785

Prepaid loan costs (Note B)                                                                     50,000           50,000

Manufacturing and  marketing rights                                                            312,500          315,760
Less accumulated amortization                                                                  (76,265)         (87,426)
                                                                                    ------------------- ----------------

             Net manufacturing and marketing rights                                            236,235          225,074
                                                                                    ------------------- ----------------

             Total assets                                                                     $331,771         $322,293
                                                                                    =================== ================

                                         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                                               $11,700           $8,217
Accrued salaries                                                                                10,569           10,569
Payroll taxes payable                                                                            3,552            3,552
                                                                                    ------------------- ----------------

             Total current liabilities                                                          25,821           22,337

Loans from stockholders (Note B)                                                               130,947          141,695

STOCKHOLDERS' EQUITY:
Preferred stock: authorized 5,000,000 shares, $.10 par value;
             none issued                                                                            --               --
Common stock: authorized 50,000,000 shares, $.0001 par
             value; issued and outstanding; 3,381,600 and
             3,381,600 shares                                                                      338              338
Additional paid in capital                                                                     523,615          523,615
Deficit accumulated during development stage                                                  (348,950)        (365,694)
                                                                                    ------------------- ----------------

             Total stockholders' equity                                                        175,004          158,261
                                                                                    ------------------- ----------------

             Total liabilities and stockholders' equity                                       $331,771         $322,293
                                                                                    =================== ================





                                          See Notes to Financial Statements.




                                Mind2Market, Inc.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998,
                    THE SIX-MONTH PERIODS ENDED JUNE 30, 2000
 AND 1999, AND THE PERIODS FROM FEBRUARY 15, 1996 (INCEPTION) TO JUNE 30, 2000 AND DECEMBER 31, 1999
 (Unaudited with respect to the six-month periods ended June 30, 2000 and 1999 and the period from February 15, 1996 to June 30, 2000)
                                                                                                     PERIOD              PERIOD
                                                                                                     FROM                 FROM
                                                                                                   FEBRUARY             FEBRUARY
                                                                                                   15, 1996             15, 1996
                                    YEAR ENDED                       SIX MONTHS ENDED           (inception) to       (inception) to
                          DECEMBER 31,        DECEMBER 31,               JUNE 30,                DECEMBER 31,           JUNE 30,
                      ------------------   -------------------  ----------------------------
                            1999                  1998              2000           1999              1999                 2000
                      ------------------   -------------------  -------------  -------------  -------------------   ----------------

REVENUES:
Other                               $46                  $665           $284            $25               $3,168              $3,451

EXPENSES:
Amortization                     22,322                22,321         11,161         11,161               76,265              87,426
Automobile                           --                    20             --             --                  199                 199
Bank service charges                167                   270             27             81                  993               1,020
Depreciation                      8,216                 4,542          4,140          4,108               14,877              19,016
Directors' fees                  41,000                    --             --             --               41,000              41,000
Licenses                             --                    75             --             --                5,000               5,000
Marketing                           250                    --            770            250                8,452               9,222
Miscellaneous                       289                 2,505            196            289               10,771              10,967
Salaries and contract labor          --                15,900             --             --               54,579              54,579
Payroll taxes                        --                    --             --             --                1,101               1,101
Postage & freight                   491                   186            476            492                1,154               1,630
Printing                             --                   145             --             --                1,288               1,288
Legal and accounting             16,997                 6,695              0            600               51,012              51,012
Research and development          9,600                 4,696            120             --               51,957              52,077
Telephone                           572                 2,750            138            272                5,271               5,409
Travel and entertainment             --                 3,696             --             --               28,201              28,201
                            ------------   -------------------  -------------  -------------  -------------------   ----------------

Total expense                    99,904                63,799         17,027         17,253              352,119             369,146
                            ------------   -------------------  -------------  -------------  -------------------   ----------------

Net loss                      ($99,858)             ($63,134)      ($16,743)      ($17,228)           ($348,951)          ($365,694)
                           =============   ===================  =============  =============  ===================   ================

Earnings per share:
     Basic                      ($0.03)               ($0.02)        ($0.01)        ($0.01)              ($0.15)             ($0.15)
                           =============   ===================  =============  =============  ===================   ================





                                             See Notes to Financial Statements.



                                                       Mind2Market, Inc.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                               STATEMENT OF STOCKHOLDERS' EQUITY
                                            YEARS ENDED DECEMBER 31, 1999 AND 1998,
                                           THE SIX-MONTH PERIOD ENDED JUNE 30, 2000,
                               AND THE PERIOD FROM FEBRUARY 15, 1996 (INCEPTION) TO JUNE 30, 2000
                       (Unaudited with respect to the six-month period ended June 30, 2000 and the period from February 15, 1996 to June 30, 2000)

                                                                                                                  DEFICIT
                                                                                                                ACCUMULATED
                                                                                             ADDITIONAL            DURING
                                                                      COMMON STOCK             PAID IN          DEVELOPMENT
                                                             ----------------------------
                                                                 SHARES         AMOUNT         CAPITAL             STAGE
                                                              ----------------  ----------   --------------  ---------------------

Balance at inception,
      February 15, 1996                                                   --      $   --           $   --                 $   --
Cash invested by former parent
      corporation, Nelx, Inc.                                             --          --           11,500                     --
Manufacturing and marketing rights
      assigned by Nelx, Inc at cost,
      in connection with spinoff                                          --          --          187,500                     --
Issuance of common stock to Nelx, Inc.
      shareholders in spinoff                                        600,000          60              (60)                    --
Issuance of common stock for cash,
      $.001 per share                                              2,065,000         207            1,859                     --
Net loss                                                                  --          --               --                (58,893)
                                                             ----------------  ----------   --------------  ---------------------

Balance, December 31, 1996                                         2,665,000         267          200,799                (58,893)
Issuance of common stock for
      patent rights, $.50 per share                                  250,000          25          124,975                     --
Shares issued for cash, $.50 per share                                98,000          10           48,990                     --
Net loss                                                                  --          --               --               (127,066)
                                                             ----------------  ----------   --------------  ---------------------

Balance, December 31, 1997                                         3,013,000         301          374,764               (185,959)
Issuance of  common stock as
      consideration for loan, $.50 per share                         100,000          10           49,990                     --
Issuance of common stock for cash:
      $.25 per share                                                  80,000           8           19,992                     --
      $.50 per share                                                  17,000           2            8,498                     --
Issuance of common stock as
      consideration for services - $.25 per share                     16,600           2            4,148                     --
Net loss                                                                  --          --               --                (63,134)
                                                             ----------------  ----------   --------------  ---------------------

Balance, December 31, 1998                                         3,226,600         323          457,392               (249,093)
Issuance of common stock as
      consideration for services - $.41 per share                    125,000          13           51,228                     --
Issuance of common stock for cash - $.50 per share                    30,000           3           14,997                     --
Net loss                                                                  --          --               --                (99,858)
                                                             ----------------  ----------   --------------  ---------------------

Balance, December 31, 1999                                         3,381,600         338          523,617               (348,951)

Net loss                                                                  --          --               --                (16,743)
                                                             ----------------  ----------   --------------  ---------------------

Balance, June 30, 2000                                             3,381,600        $338         $523,617              ($365,694)
                                                             ================  ==========   ==============  =====================





                             See Notes to Financial Statements.




                                Mind2Market, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998,
               THE SIX-MONTH PERIODS ENDED JUNE 30, 2000 AND 1999,
                     AND THE PERIODS FROM FEBRUARY 15, 1996
 AND THE PERIODS FROM FEBRUARY 15, 1996 (INCEPTION)TO JUNE 30, 2000 AND DECEMBER 31, 1999
 (Unaudited with respect to the six-month periods ended June 30, 2000 and 1999 and the period from February 15, 1996 to June 30, 2000)

                                                                                                  PERIOD                 PERIOD
                                                                                                   FROM                  FROM
                                                                                                   FEBRUARY              FEBRUARY
                                                                                                   15, 1996              15, 1996
                                            YEAR ENDED                SIX MONTHS ENDED           (inception) to       (inception) to
                                    DECEMBER 31,    DECEMBER 31,          JUNE 30,                DECEMBER 31,            JUNE 30,
                                   ---------------  --------------  ----------------------------
                                      1999                1998             2000           1999             1999              2000
                                   ---------------  --------------  ------------- -------------    --------------       ------------

CASH FLOWS FROM OPERATING
      ACTIVITIES:
Net loss                          ($99,858)           ($63,134)        ($16,743)      ($17,228)        ($365,694)         ($365,694)
Adjustments to reconcile
 net loss to net
      cash used by
       operating activities:
      Amortization                   22,322              22,321           11,161         11,161            76,265             87,426
      Depreciation                    8,216               4,542            4,140          4,108            14,877             19,016
      Common stock issued
       for services                  51,240               4,150               --             --            55,390             55,390
      Changes in:
           Inventory                (3,000)            (14,807)          (2,105)        (3,000)          (17,807)           (19,912)
           Manufacturing
            and marketing
            rights                                                       (3,260)                                             (3,260)
           Accounts payable        (17,854)              12,275          (3,483)       (29,554)            11,700              8,217
           Accrued Salaries              --                  --               --             --            10,569             10,569
           Payroll taxes
            payable                      --                  --               --             --             3,551              3,551
                                  ---------------  ------------    -------------  -------------  ----------------   ----------------

      Cash used by operating
       activities                  (38,934)            (34,653)         (10,291)       (34,513)         (194,406)          (204,697)

CASH FLOWS FROM INVESTING
      ACTIVITIES:
      Purchase of equipment           (380)            (34,209)          (1,531)          (380)          (41,270)           (42,801)
                                  ---------------- ------------    -------------  -------------  ----------------   ----------------

      Cash used by investing
       activities                     (380)            (34,209)          (1,531)          (380)          (41,270)           (42,801)

CASH FLOWS FROM FINANCING
      ACTIVITIES:
      Common stock issued
       for cash                      15,000              28,500                          15,000           106,066            106,066
      Loans from stockholders        17,301              48,711           10,747         13,502           130,946            141,693
                                  ---------------- ------------    -------------  -------------  ----------------  -----------------

      Cash provided by
       financing activities          32,301              77,211           10,747         28,502           237,012            247,759
                                  ---------------- ------------    -------------  -------------  ----------------  -----------------

INCREASE IN CASH                    (7,013)               8,349          (1,074)        (6,391)             1,336                262

CASH, BEGINNING OF PERIOD             8,349                  --            1,336          8,349                --                 --
                                  ---------------- ------------    -------------  -------------  ----------------  -----------------

CASH, END OF PERIOD                  $1,336              $8,349             $262         $1,958            $1,336               $262
                                  ================ ============    =============  =============  ================  =================

Supplemental cash flow
 information:

      Common stock issued:
           Spin-off from
            Nelx, Inc.                                                                                   $187,500           $187,500
                                                                                                 ================  =================
         Patents                                                                                         $125,000           $125,000
                                                                                                 ================  =================
         Services                   $51,240              $4,150                                           $55,390            $55,390
                                  ================ ============                                  ================  =================
         Consideration for loans                        $50,000                                           $50,000            $50,000
                                                   ============                                                    =================








                             See Notes to Financial Statements.

                                Mind2Market, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
  Years ended December 31, 1999 and 1998, the six-month periods ended June 30, 2000 and 1999, and the periods from February 15, 1996 (inception) to June 30, 2000 and December 31, 1999. (Unaudited with respect to the six-month periods ended June 30, 2000 and 1999 and the period from
                      February 15, 1996 to June 30, 2000)

NOTE A - DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES:

Description of the business

Mind2Market, Inc. ("the Company") was incorporated in Colorado on February 15,1996 as NELX Marketing, Inc., a wholly owned subsidiary of NELX, Inc., a publicly owned company. On October 14, 1996, in a corporate divestiture, the Company was divested from NELX by issuing 600,000 shares of the Company's common stock to NELX, Inc.'s shareholders.

Subsequent to the divestiture, the Company issued 1,000,000 shares each to Charles Powell and Ray Williams for cash of $1,000 each, and changed its name to Mind2Market, Inc. The Company intends to manufacture, market and distribute two products known as Aerosearch and Aerolink, which are visual distress signal products and will be marketed principally to the offshore and marine markets while the Company is in the development stage.

The Company obtained rights to manufacture and market the two products by way of assignment from NELX. In September, 1995, NELX and Radarfind, Inc., a Colorado corporation, entered into an agreement whereby Radarfind assigned the exclusive rights to manufacture and market the products along with an irrevocable option for NELX to purchase the underlying patents owned by Radarfind for $50,000 subject to the payment by NELX of $150,000 of royalties to Radarfind for subsequent sales of the products. In lieu of payment of the $50,000 and the royalties, NELX issued 750,000 shares of its common stock to the shareholders of Radarfind in exchange for the exclusive manufacturing and marketing rights to the products. The 750,000 shares of NELX stock were issued as follows: 250,000 shares each to Messrs. Charles Powell and Arthur Mears, each of whom were officers and 33-1/3% shareholders of Radarfind at the time; and the remaining 250,000 shares were issued to be held in escrow for the other shareholders of Radarfind. NELX recorded the rights at $187,500, which was the market value of the NELX stock issued. After incorporating the Company, NELX was unable to raise sufficient funds to follow through with developing and marketing the products and in October 1996 transferred the rights to the subsidiary concurrent with the divestiture.

Effective May 15, 1997, the Company and Radarfind entered into an agreement which will ultimately transfer the patents for the products referred to above from Radarfind to Mind2Market, Inc. The Company will assume the obligation to pay the royalties of $150,000 ($1.00 per unit sold). Effective on May 15, 1997, the Company issued 250,000 shares of its common stock to be held in escrow for the benefit of Radarfind's shareholders other than Mr. Powell and Mr. Mears. The 250,000 shares were recorded as additional cost of the manufacturing and marketing rights in the amount of $125,000 ($.50 per share, which was the price of shares issued for cash during the period). Upon final payment of the $150,000 in royalties, the NELX shares held in escrow and the Company shares held in escrow will be distributed to the remaining shareholders of Radarfind, and Radarfind will be liquidated.

                                Mind2Market, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
   Years ended December 31, 1999 and1998, the six-month periods ended June 30, 2000 and 1999, and the periods from February 15, 1996 (inception) to June 30,
           2000 and December 31, 1999. (Unaudited with respect to the six-month periods ended June 30, 2000 and 1999 and the period from February
                           15, 1996 to June 30, 2000)


In addition to the royalties to be paid to Radarfind, the Company will pay to Mr. Mears a royalty of $.25 per unit for the duration of the patents.

ACCOUNTING POLICIES:

Equipment:
Equipment is recorded at cost and depreciated on the straight-line method over the estimated useful lives.

Manufacturing and marketing rights:
The rights were recorded at cost and are being amortized over the remaining patent period of 14 years on the straight-line method.

Advertising:
All advertising costs are expensed when incurred.

Prepaid loan costs:
Prepaid loan costs will be amortized at a rate of $1.00 per unit sold.

Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interim financial information:
The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information set forth therein in accordance with generally accepted accounting principles. The interim results are not necessarily indicative of the results to be expected for any future period.

Revenue Recognition:
Product Sales are sales of products and services. No product sales or services rendered have been recorded to date. Future revenue will be recognized at the time products are shipped or services are rendered. Accounts Receivable are written off when deemed uncollectable.

                                Mind2Market, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
   Years ended December 31, 1999 and1998, the six-month periods ended June 30, 2000 and 1999, and the periods from February 15, 1996 (inception) to June 30,
           2000 and December 31, 1999. (Unaudited with respect to the six-month periods ended June 30, 2000 and 1999 and the period from February
                           15, 1996 to June 30, 2000)

Income taxes:

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Earnings per share:
Basic earnings per share is the amount of earnings for the period available to each share of common stock outstanding during the period. 250,000 shares held in escrow for the benefit of Radarfind's shareholders are excluded from the calculation. The number of shares outstanding is computed based on a daily weighted average.

The calculation of basic earnings per share is as follows:



                                                                   Period from
                    Year Ended          Six months ended           February 15,
                   December 31,               June 30,      December 31,  June 30,
                   ---------------------------------------------------------------

                1999          1998        2000       1999      1999          2000
                -----------------------------------------------------------------

Net (Loss)     $(99,858)    $(63,134)   $(16,743)  $(17,228)  $(348,951)  $(365,694)
                =======       =======     =======    =======    =======     =======
Average shares
 outstanding   3,001,148    2,861,117   3,131,600  2,990,081  2,358,178   2,446,320
               =========    =========   =========  =========  =========   =========
Earnings per
 share Basic   $  (0.03)    $  (0.02)   $  (0.01)  $  (0.01)  $  (0.15)   $  (0.15)
               ========     ========    ========   ========   ========    =========




Recent accounting pronouncements: In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the Company's revenue recognition policies.

                                Mind2Market, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
  Years ended December 31, 1999 and 1998, the six-month periods ended June 30, 2000 and 1999, and the periods from February 15, 1996 (inception) to June 30,
           2000 and December 31, 1999. (Unaudited with respect to the six-month periods ended June 30, 2000 and 1999 and the period from February
                           15, 1996 to June 30, 2000)

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As amended by SFAS No. 137, SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet determined the impact of the adoption of SFAS No. 133 on its financial statements or business practices.

Cash and cash equivalents:
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks.

NOTE B - LOANS FROM STOCKHOLDERS:
----------------------------------
Loans from stockholders consist of the following:


                                                       DECEMBER 31,     June 30,
                                                           1999           2000
                                                       ----------      ---------
Loans from principal stockholders, unsecured,
non-interest bearing,
      payable at maturity, January                        $80,947       $ 91,695
1, 2002

Loans from other stockholders, unsecured, non-interest
bearing,
     payable at a rate based on the units of product
sold (see below)                                           50,000         50,000
                                                       -----------    ----------

                                                         $130,947       $141,695
                                                       ===========    ==========



During April 1998, the Company received loans from five individuals totaling $50,000 for the purpose of providing funds for production setup of one of the Company's products. As consideration for the loans, the Company issued 100,000 shares of its common stock to the individuals, and agreed to repay the loans at a rate of $3.00 per unit of product sold for the first 16,667 units sold, then the payment will be reduced to $1.00 per unit for the next 50,000 units sold. The total payments will aggregate $100,000, or twice the original amount of the loans. The 100,000 shares of stock were valued at $.50 per share (representing the price at which shares were sold by the Company for cash during the year), and the resulting $50,000 was recorded as prepaid loan costs. If no products are sold, no repayment will be made.

                                Mind2Market, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
   Years ended December 31, 1999 and1998, the six-month periods ended June 30, 2000 and 1999, and the period from February 15, 1996 (inception) to June 30,
           2000 (Unaudited with respect to the six-month periods ended
         June 30, 2000 and 1999 and the period from February 15, 1996 to
                                 June 30, 2000)

NOTE C - INCOME TAXES:
The Company did not record any provision for federal and state income taxes through June 30, 2000. The actual tax expense for each period differs from "expected" tax expense (computed by applying the statutory U.S. federal corporate tax rate of 34% to net loss before income taxes) as follows:


                                                             Period          Period
                                                             From             From
                                                            February         February
                                                            15, 1996         15, 1996
                           Year ended     Six monthe ended (Inception) to  (Inception) to
                          December 31,           June 30,  December 31,     June 30,
                        1999       1998      2000     1999    1999           2000
                        ------------------------------------------------------

Computed "expected"   $(33,967)  $(22,478) $(5,693)  $(586)  $(118,643)  $(124,336)
 tax benefit

Change in valuation
 allowance for
 deferred tax assets    33,967     22,478    5,693     586     118,643     124,336
                      --------   --------   -------  ------   ---------   --------
Net tax benefit       $      -   $      -  $     -   $   -   $       -   $       -
                      ========   ========   =======  ======   =========   ========

At December 31, 1999 and June 30, 2000 deferred income tax assets result from federal and state net operating loss carryforwards in the amounts of $33,316 and $356,059, respectively. These loss carryforwards expire in varying amounts through 2015. Net deferred tax assets consist of the following:

                                        December 31,            June 30,
                                        1999                    2000
                                        ----------------------------

Net Operating loss carryforwards        $ 118,540              $ 124,233
Less valuation allowance                 (118,540)              (124,233)
                                        ----------             ----------
Net deferred assets                     $       -              $        -
                                        ==========             ==========


In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some or all of the deferred tax asset will not be realized. The Company believes that sufficient uncertainty exists regarding the realizability of the deferred tax assets such that valuation allowances equal to the entire balance of the deferred tax assets are necessary.

                                Mind2Market, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
   Years ended December 31, 1999 and1998, the six-month periods ended June 30, 2000 and 1999, and the periods from February 15, 1996 (inception) to June 30,
            2000 to December 31, 1999. (Unaudited with respect to the six-month periods ended June 30, 2000 and 1999 and the period from February
                           15, 1996 to June 30, 2000)

NOTE D - MANAGEMENT'S PLANS:
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred a net loss for the period from February 15, 1996 (inception) to June 30, 2000 aggregating $365,694 and incurred a loss of $99,858 for the year ended December 31, 1999. The Company has a working capital deficiency at December 31, 1999 of $6,678. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

Management is in process of completing a loan in the amount of $250,000 from an independent party. The proceeds from this loan will be utilized to fund operating expenses, including general and administrative, marketing, developing product advertising materials and other expenses necessary to begin selling products. Management believes this loan will provide sufficient funding to enable the Company to begin generating revenues within four months. These anticipated sales will generate cash flows sufficient to enable the Company to operate for at least the next twelve months.

NOTE E - RELATED PARTY TRANSACTIONS:
The Company has engaged Mountain Share Transfer (a company owned by the wife of Mr. Powell) to act as stock transfer agent. No compensation has been paid to Mountain Share Transfer in connection with these services.

The Company has an agreement with Western Innovations (WI), a company owned by a Director of the Company, under which agreement, WI will procure and store all components required for assembly, will assemble the product, and package the units for shipment. WI will also provide shipping and mailing services for the product. WI will purchase on behalf of the Company all components for the product up to $1,000,00, to establish an inventory of product for sale. For these services, the Company will pay actual costs of components plus a fixed fee of $3.50 per unit for general and administrative services, and 15% of product cost for overhead and profit.


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